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                                                                    Exhibit 23.2

The Board of Directors
GGI Liquidating Corporation


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated December 22, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. In September 1997 the Court approved the "Second Amended Plan of Reorganization " (the "Plan") filed by GGI Liquidating Corporation. The Plan was consummated on September 30, 1997, with the purchase by Grant Geophysical, Inc. of substantially all of the assets and the assumption of certain liabilities of GGI Liquidating Corporation. GGI Liquidating Corporation is currently in liquidation and will distribute all of its assets pursuant to the Plan.


                                                       /s/ KPMG Peat Marwick LLP
                                                           KPMG Peat Marwick LLP



Houston, Texas
July 2, 1998